Exhibit 99.1

ImmunoPrecise Update on its SARS-CoV-2 PolyTope™ Multi-Antibody Cocktail Development Program

Polytope™ Reaches Multiple Milestones and IPA Has Commenced Omicron Variant Analysis

VICTORIA, British Columbia--(BUSINESS WIRE)--November 30, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) is providing an update on its Polytope™ Development Program. The Company continues to rapidly progress it SARS-CoV-2 multi-antibody cocktail therapy, PolytopeTM, and has met the following milestones:

U.S. Food and Drug Administration assessed IPA’s pre-investigational new drug application; preclinical safety studies have now commenced as previously scheduled.

IPA drafted a pre-investigational new drug (PIND) application and received feedback from the U.S. Food and Drug Administration (FDA). IND-enabling studies have now commenced on schedule with initial IND-enabling data from the studies still expected by the end of 2021. The feedback from the FDA on the PIND file is crucial in preparation for the potential submission to the FDA of a full IND-application, which must be approved by the FDA prior to commencing first-in-human clinical studies.

SARS-CoV-2 PolyTope™ antibody cocktail retains binding efficacy against viral variants-of-concern tested in pre-clinical studies

As stated in prior announcements by IPA, the PolyTope™ strategy is to sustainably combat SARS-CoV-2 and emerging variants, which have the potential to escape protective antibodies via mutations in their antibody-targeted spike protein. IPA’s therapeutic multi-antibody cocktail continues to demonstrate binding to spike proteins of all novel viral variants tested by IPA to date. Recent studies confirm that the PolyTope™ antibody mixture is also resilient to WHO-designated variants-of-concern Lambda (C.37) and Mu (B.1.621). The Company continues to track efficacy of its proprietary antibodies against a number of novel amino acid mutations from emerging variants-of-concern (VoC) designated by WHO.

As with previous variants, IPA has already begun analysing the recent Omicron variant (B.1.1.529) to assess retention of binding to cell associated Omicron spike protein variant.

Protein homogeneity in PolyTope™ antibody cocktail for production purposes has improved

The quality of future clinical production batches was significantly advanced by successful single amino acid substitutions in the variable region of two constituents in the PolyTope™ antibody mixture. Expression of the modified protein backbones yields antibodies resistant to non-functional post-translational modifications. This adaptation will prevent so-called microheterogeneity and is expected to increase the quality and yield of future clinical production batches. The unaltered efficacy of the adjusted antibodies was demonstrated in in vitro virus neutralization experiments and in in vivo experiments involving virus-challenged hamsters.

“Our Polytope program continues to exceed internal expectations and we are cautiously optimistic that it will continue to prove effective against all emerging variants, in particular as our Polytope was conceived with this specific purpose in mind,” stated Dr. Jennifer Bath, IPA CEO and President. “IPA is fully aware of the global importance of the continued advancement of its proprietary cocktail therapy, and we are happy to share the program remains on track.” Dr. Bath added, “FDA feedback on our pre-IND application was very helpful as we entered our pharmacokinetic and toxicological studies and as we continue on our quest to provide a best-in-class COVID therapy.”

In conclusion, IPA has engineered a blend of what the Company believes to be highly active anti-SARS-CoV-2 antibodies comprising a potential COVID-19 therapeutic which have demonstrated in vitro and in vivo efficacy in pre-clinical studies conducted to date against a number of variants of concern. In those studies, the PolyTope therapeutic has not only shown synergistic activity, but also resilience towards viral mutants. Following discussions with the FDA on IPA’s PIND, the PolyTope™ cocktail has entered PIND studies beginning with the determination of acute toxicity in dose-escalation experiments. The PIND studies are expected to end with final toxicology evaluations in January 2022 when the pharmacokinetic analyses, which are planned to commence by mid-December this year, are anticipated to have been completed.

About ImmunoPrecise Antibodies Ltd

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company endeavors to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes.

For further information, visit www.immunoprecise.com.

Forward-Looking Information

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information in this press release includes, but is not limited to, statements regarding the progression of IPA’s SARS-CoV-2 multi-antibody cocktail therapy and related milestones, including the commencement of the preclinical safety studies, the assessment of the Omicron variant (B.1.1.529), the improvement of the protein homogeneity in PolyTope™ antibody cocktail and the implications on the quality and yield of future clinical production batches and the timing of the pharmacokinetic analyses and PIND studies. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03 , or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

IPA investors:
LifeSci Advisors
John Mullaly
E-mail : jmullaly@lifesciadvisors.com